Filed by North Fork Bancorporation, Inc. Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: The Trust Company of New Jersey
FDIC Certificate No.: 12525
Date: December 16, 2003

This filing relates to a proposed merger (the “Merger”) of The Trust Company of New Jersey, a New Jersey state-chartered bank (“Trust Company”) and North Fork Bank (“North Fork Bank”), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. (“North Fork”) pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trust Company.

The following is a press release relating to the Merger and investor presentation materials used in connection with a presentation with respect to the Merger:

NORTH FORK BANCORP
275 Broadhollow Road, Melville, NY 11747 (631) 844-1258 FAX (631) 844-1471

FOR IMMEDIATE RELEASE	Contact:	Daniel M. Healy
Executive Vice President
Chief Financial Officer
(631) 844-1258
North Fork Bancorporation

	Contact:	William S. Burns
Executive Vice President
Chief Financial Officer
(201) 420-4946
The Trust Company of New Jersey
35 Journal Square
Jersey City, NJ 07306

NORTH FORK BANCORPORATION, INC. EXPANDS IN NEW JERSEY WITH THE
ACQUISITION OF THE STATE’S 4TH LARGEST BANK, TRUST COMPANY OF NEW
JERSEY, FOR $726 MILLION IN STOCK

     Melville, N.Y. – December 16, 2003 – North Fork Bancorporation, Inc. (NYSE: NFB) announced today that it has reached a definitive agreement to acquire The Trust Company of New Jersey (NASDAQ: TCNJ), in an all-stock transaction valued at $726 million. The transaction will make North Fork a leading competitor in Northern New Jersey, one of the wealthiest and most densely populated areas in the United States.

     TCNJ, with $4.3 billion in assets, $3.4 billion in deposits and $2.1 billion in loans, is New Jersey’s 4th largest bank. TCNJ’s branch network spans Northeastern New Jersey, from the densely populated suburbs outside of New York City, where it enjoys a #1 market share in Hudson County, to Northern Ocean County.

     TCNJ shareholders will receive a fixed exchange ratio of one share of NFB common stock for each share held, valuing TCNJ shares at $37.65, based on NFB’s closing price on December 15, 2003. The $37.65 purchase price represents 258% of TCNJ’s book value per share. The transaction is intended to qualify as a reorganization for federal income tax purposes and provide a tax-free exchange of shares.

     John Adam Kanas, Chairman and Chief Executive Officer of North Fork, commented, “This is the one we’ve been waiting for. It accelerates the growth rate of our entire company while meeting and exceeding our self imposed hurdle rates for accretion of earnings and tangible book value. This is a very exciting deal for North Fork.”

     Alan J. Wilzig, Chairman and Chief Executive Officer of The Trust Company of New Jersey, added: “I am pleased to be affiliating with an institution of the caliber of North Fork. Given their industry-leading financial performance, we are confident that North Fork can replicate in New Jersey the success it has demonstrated in its existing marketplace.”

     The transaction is expected to be $0.11 accretive to North Fork’s earnings per share on an annualized basis for 2004 and 8% accretive to tangible book value. North Fork anticipates achieving 40% cost savings of the non-interest expense base of TCNJ, phased in through 2004 with the impact being fully realized in 2005.

     The definitive agreement has been approved by the directors of both North Fork and TCNJ. The transaction is subject to all required regulatory approvals, approval of the shareholders of TCNJ (by a two-thirds vote of outstanding shares), and other customary conditions. North Fork shareholder approval is not required. TCNJ shareholders holding approximately 40% of TCNJ stock have committed to vote

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in favor of the merger through the execution of support agreements. The transaction is not subject to any collars or walk-away provisions. Due diligence has been completed and the transaction is expected to be completed in the second quarter of 2004.

     North Fork will hold a conference call today, December 16 at 11:00 a.m., ET to discuss this merger. The Domestic Dial-In number is 800-811-7286, Passcode 707556. An international telephone is also available for this conference. The International Call-In number is 913-981-4902, Passcode 707556. The presentation that will be used during the conference call may be obtained by logging on to North Fork’s website at http://www.northforkbank.com. Replay will be available after 4:00 p.m. ET, December 16 and will play for one week following, through December 23. The domestic replay number is 888-203-1112. International replay number is 719-457-0820. The passcode for all is 707556.

     About North Fork Bancorporation, Inc.

     North Fork Bancorporation, Inc. is a $20 billion multi-bank holding company headquartered in Melville, New York. It operates 176 branches throughout the metropolitan New York City area, Long Island and Connecticut.

     About The Trust Company of New Jersey

     The Trust Company of New Jersey, founded in 1896, is a $4 billion bank which operates 93 branches in Northern New Jersey.

     North Fork Bancorporation was represented in the transaction by its financial advisor Keefe, Bruyette & Woods and its legal advisor Skadden, Arps, Slate, Meagher & Flom LLP. The Trust Company of New Jersey was represented by its financial advisor UBS Investment Bank and its legal advisor Sullivan & Cromwell LLP.

* * *

This press release contains forward-looking statements regarding North Fork’s acquisition of TCNJ. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the

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acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and TCNJ are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork intends to file with the SEC a registration statement and other relevant materials in connection with the Merger. The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of Trust Company in connection with their vote on the Merger. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, Trust Company and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747, telephone: 631-844-1252 or by visiting North Fork’s website at http://www.northforkbank.com.

Trust Company and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trust Company in favor of the Merger. Information about the interests of Trust Company’s executive officers and directors in Trust Company is set forth in the proxy statement for Trust Company’s 2003 Annual Meeting of Stockholders, which was filed with the FDIC on April 4, 2003. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trust Company, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus to be distributed to Trust Company shareholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trust Company’s other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.

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Acquisition of Expanding in the Nation's Most Densely Populated Market Conference Call Logistics North Fork Bancorp will host a conference call at 11:00 a.m. E.S.T. Tuesday, December 16, 2003. The number to call in the United States is (800)811-7286 and Internationally (913)981-4902. The pass code is 707556. Persons who find this time inconvenient can call after 4:00p.m. E.S.T. at 800-475-6701 and internationally at (719)457-0820 pass code #707556 for a taped broadcast that will be continuously played for one week. A copy of this presentation can be accessed on the internet at www.northforkbank.com, using the TCNJ Acquisition icon.

Purchase Price Per TCNJ Share: $37.65 (based upon 12/15/03 closing price of NFB) Fixed Exchange Ratio: 1.0 share of NFB for each share of TCNJ Aggregate Purchase Price: $726 million, including options Structure: 100% stock - tax free exchange Premium to Market: 6% Anticipated Closing: Second quarter 2004 Approvals: Regulatory and TCNJ shareholders Approximately 40% of TCNJ shares committed No vote required by NFB shareholders Walk-away: None Termination Fee: $30 million Due Diligence: Completed Board Representation: 1 Board Seat Transaction Summary

Multiple of Tangible Book 2.58 x Multiple of 2004E EPS * 20.2 x Multiple of 2004E EPS with Cost Savings ** 10.8 x Premium to Total Deposits 14.9% * Based on I/B/E/S median consensus of $1.86 for 2004 ** Assumes cost savings are fully phased-in Transaction Multiples

4th largest commercial bank headquartered in New Jersey Over $4 billion in assets; 93 branches in prime Northern NJ counties Highly liquid, low risk balance sheet Valuable franchise in one of the most affluent and densely populated markets in the United States Overview of TCNJ Trust Company of New Jersey September 30, 2003 ($ in millions) Total Assets $ 4,291 Deposits 3,363 Net Loans 2,101 Common Equity 270 Common Equity to Assets 6.28%

Financial and Strategic Rational Financially Compelling Immediately accretive to both GAAP and Cash EPS Accretive to Tangible Book Value Strategically Attractive Accelerates NFB's growth rate Extends NFB's branch franchise into attractive Northern New Jersey markets Doubles NFB's access to BOA/Fleet customers

Conservative Pro Forma Assumptions 40% cost savings Assumes no incremental share repurchases or leverage of capital Assumes no revenue enhancements Core deposit intangibles equal to 3% of TCNJ core deposits, amortized straight-line over 10 years

Immediately Accretive to NFB EPS 2004 - assumes a January 1, 2004 closing date (anticipate a May 1st closing) 2004 - assumes a January 1, 2004 closing date (anticipate a May 1st closing) 2004 - assumes a January 1, 2004 closing date (anticipate a May 1st closing) 2004 - assumes a January 1, 2004 closing date (anticipate a May 1st closing) ($ in millions, except per share amounts) After Tax EPS * Shares NFB $ 419,924 $ 2.79 150,510 TCNJ 35,271 1.86 18,963 Cost of Capital (1,021) (0.01) Purchase Accounting ** 6,967 0.04 Pro Forma *** 461,144 2.72 169,783 Cost Savings **** 30,622 0.18 Pro Forma with Efficiencies $ 491,766 $ 2.90 169,783 EPS Accretion $ 0.11 EPS Accretion % 3.8% * I/B/E/S mean estimates ** includes purchase accounting and core deposit intangible items *** pro forma shares includes the impact of options outstanding **** includes cost savings and benefit of over funded pension

Restructuring Charge ($ in millions) Pre-Tax Pre-Tax After-Tax After-Tax Merger Expense $ 8.9 $ 8.0 Contracts and Severance 19.3 11.5 Facility and Equipment 14.1 8.5 Credit Related 18.8 11.3 Other 5.2 3.1 Total Restructuring Charge $ 66.3 $ 42.4

Sep. 30, 2003 Pro Forma Balance Sheet $ $ $ $ $ $ $ $ $ ($ in millions except per share amounts) * * Pro forma shares reflect the impact of outstanding options

Loan Portfolio Diversification Resid Mtg Multifamily Comm'l Mtg C & I Consumer Constr/Land 540266 60478 508011 149178 681380 76605 Resid Mtg Multifamily Comm'l Mtg C & I Consumer Constr/Land 2895733 3745008 3027195 2226262 1779574 393386 Resid Mtg Multifamily Comm'l Mtg C & I Consumer Constr/Land 2355467 3684530 2519184 2077084 1098194 316781 September 2003 TCNJ $2.1 billion NFB $12.0 billion Pro Forma Combined $14.1 billion

Deposit Composition DDA Svg,NOW,MM Time 640820 1243390 1479138 DDA Svg,NOW,MM Time 4584326 9276510 4319750 DDA Svg,NOW,MM Time 3943506 8033120 2840612 NFB $14.8 billion TCNJ $3.4 billion Pro Forma Combined $18.2 billion September 2003

Commercial Bank Rankings Ranking Bank Holding Company Market Capitalization 15 PNC Financial Services Group, Inc. 14,712 16 Mellon Financial Corporation 13,324 17 KeyCorp 11,895 18 M&T Bank Corporation 11,509 19 SouthTrust Corporation 10,729 20 Northern Trust Corporation 9,912 21 Comerica Incorporated 9,404 22 Marshall & Ilsley Corporation 8,566 23 AmSouth Bancorporation 8,492 24 Synovus Financial Corp. 8,489 25 UnionBanCal Corporation 8,252 26 Regions Financial Corporation 8,242 27 Charter One Financial, Inc. 7,429 28 PRO FORMA NFB 6,544 28 Union Planters Corporation 6,411 29 Popular, Inc. 6,096 30 North Fork Bancorporation, Inc. 5,818 As of December 12, 2003, source: SNL Datasource ($ in millions) $

Deposit Market Share Analysis* Source: SNL Financial; as of June 30, 2003 * Market share excludes deposits related to brokerage/trust branches NFB's New Jersey Market Share Day 1

Northern New Jersey represents an attractive extension of NFB's existing Metro New York franchise Source: SNL Financial; as of June 30, 2003 * Includes Passaic, Bergen, Morris, Essex, Hudson, Union, Somerset, Middlesex, Monmouth and Mercer counties ** Includes Queens, Kings and Bronx counties Attractive Population Growth Population Growth Northern New Jersey * 4.49% Nassau/Suffolk 2.35 New York Boroughs ** 3.03 Westchester/Rockland 2.44 Manhattan 0.94

164 overlapping branches with deposits of $11.3 billion * Source: SNL Financial; as of June 30, 2003 * Overlapping branches (1.0 mile radius) - excludes 1 location in Jersey City with $8.1 billion in deposits ** Includes Bronx, Rockland, Westchester and New Haven counties Bank of America/FleetBoston Branches Northern NJ 84 Suffolk 16 Nassau 23 Manhattan 21 Queens 9 Kings 5 Other Counties ** 6 Total Branch Overlap 164

Conclusion Immediately accretive to GAAP and cash EPS Adds to book and tangible book value per share Strategically important acquisition into a contiguous market Continues to leverage NFB's brand and operating strategy in a dense and wealthy market Low risk, high return transaction

Forward Looking Statements This press release contains forward-looking statements regarding North Fork's acquisition of TCNJ. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and TCNJ are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met. North Fork intends to file with the SEC a registration statement and other relevant materials in connection with the Merger. The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of Trust Company in connection with their vote on the Merger. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, Trust Company and the Merger. The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747, telephone: 631-844-1252 or by visiting North Fork's website at http://www.northforkbank.com. Trust Company and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trust Company in favor of the Merger. Information about the interests of Trust Company's executive officers and directors in Trust Company is set forth in the proxy statement for Trust Company's 2003 Annual Meeting of Stockholders, which was filed with the FDIC on April 4, 2003. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trust Company, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus to be distributed to Trust Company shareholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trust Company's other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.